(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-32327
CUSIP NUMBER 61945A 10 7

For Period Ended: May 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

The Mosaic Company
Full Name of Registrant

N/A
Former Name if Applicable:

3033 Campus Drive, Suite E-490
Address of Principal Executive Office (Street and Number):

Plymouth, Minnesota 55441
City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Mosaic Company (the “Company”) was not able to file its annual report on Form 10-K for the fiscal year ended May 31, 2007 (the “10-K Report”) within the prescribed 60-day period without unreasonable effort and expense because of implementation and transitional issues associated with its new enterprise resource planning system that went “live” in October 2006 along with a delay in the preparation of the Company’s provision for income taxes and related disclosures in the 10-K Report. The Company is working to complete the 10-K Report as expeditiously as possible and, as indicated in Part II above, will file the 10-K Report on or before the 15th calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lawrence W. Stranghoener	(763)	577-2863
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following table shows the preliminary results of operations of the Company and consolidated subsidiaries for each of the two fiscal years ended May 31, 2007 (“fiscal 2007”) and 2006 (“fiscal 2006”):

	Consolidated Statements of Operations (in millions, except per share amounts) (unaudited)
	Fiscal year ended May 31
	2007	2006
Net sales	$5,773.7	$5,305.8
Cost of goods sold	4,847.6	4,668.4

Gross margin	926.1	637.4
Selling, general and administrative expenses	309.8	241.3
Restructuring (gain) loss	(2.1)	287.6
Other operating expenses	2.1	6.6

Operating earnings (loss)	616.3	101.9

Interest expense, net	149.6	153.2
Foreign currency transaction loss	8.6	100.6
Gain on extinguishment of debt	(34.6)	—
Other (income) expenses	(13.0)	8.2

Earnings (loss) from consolidated companies before income taxes	505.7	(160.1)
Provision (benefit) for income taxes	123.4	5.3

Earnings (loss) from consolidated companies	382.3	(165.4)
Equity in net earnings of nonconsolidated companies	41.3	48.4
Minority interests in net earnings of consolidated companies	(3.9)	(4.4)

Net earnings (loss)	$419.7	$(121.4)

Diluted earnings (loss) per share	$0.95	$(0.35)

Diluted weighted average number of shares outstanding	440.3	382.2

Preliminary net earnings for fiscal 2007 were $419.7 million, or $0.95 per diluted share, compared with a net loss for fiscal 2006 of $121.4 million, or $0.35 per diluted share. The primary factors that affected our preliminary results of operations are listed below.

•

Our sales and gross margins benefited from strong agricultural fundamentals and demand for phosphate and potash fertilizers in fiscal 2007, particularly in the second half. This is partially due to demand growth from countries that have been the traditional drivers for food production such as India and Brazil. In addition, there are new demand drivers as a result of strong growth in the biofuels industry, such as the U.S. ethanol market. As a result of the strong agricultural fundamentals:

o	Our average price for diammonium phosphate fertilizer (“DAP”) rose to $264 per tonne in fiscal 2007 from $245 in fiscal 2006. Almost all of the increase occurred in the fourth quarter of fiscal 2007, when our average price for DAP rose to $338 per tonne, compared with $246 per tonne in the third quarter of fiscal 2007 and $248 per tonne in the fourth quarter of fiscal 2006.

o	Our Potash segment sold 7.9 million tonnes of potash in fiscal 2007 compared to 6.5 million tonnes in fiscal 2006, when volumes were unfavorably affected by a lack of supply contracts in the latter half of fiscal 2006.

o	Our Offshore segment also benefited from the stronger global demand for phosphate fertilizers. Because our Offshore segment primarily sells products produced by our Phosphates and Potash segments, as well as other producers, its gross margin does not typically benefit significantly from increased product prices. However, in the fourth quarter of fiscal 2007 our Brazilian operations benefited from selling inventory purchased in the third quarter at the lower market prices prevailing at the time of purchase. Our Brazilian operations had a gross margin of $38.5 million in fiscal 2007 compared to $6.5 million in fiscal 2006.

•

In December 2006, we completed an expansion of the capacity of our Esterhazy, Saskatchewan potash mines by adding 1.1 million tonnes of annual capacity for a capital cost of approximately $38 million. Pursuant to an existing long-term contract, a customer is entitled to one-quarter of the additional production until the customer receives all of its available reserves under the contract. The customer paid one-quarter of the costs of the expansion.

•

In December 2006, the brine inflows at our Esterhazy, Saskatchewan potash mine increased to a level that was significantly higher than we had previously experienced. In the second half of fiscal 2007 and continuing into fiscal 2008, we incurred higher operating and capital costs associated with our remediation of the brine inflows. Our remediation efforts have reduced the brine inflows to a rate that is consistent with our experience in recent years, and our increased pumping efforts are reducing the level of brine in the mines. We expensed $56.2 million and capitalized $45.9 million related to all brine inflow during fiscal 2007. This includes the approximate 25% of the costs for the brine inflow which are reimbursed by a third party customer for whom we toll potash reserves.

•

Our selling, general and administrative expenses increased, primarily as a result of higher incentive compensation accruals related to our improved operating results, higher share-based compensation costs, changes in our executive leadership, including the retirement of our former Chief Executive Officer and President, changes in our long-term incentive awards to employees, and our implementation of a new enterprise resource planning system and related costs. The comparison of our selling, general, and administrative expenses in fiscal 2007 to fiscal 2006 was also affected by our reversal in fiscal 2006 of a charge of approximately $14 million associated with value-added tax credits in Brazil.

•

In December 2006, we refinanced approximately $2 billion in debt (“Refinancing”). The Refinancing created a pre-tax gain on the extinguishment of debt of $33.9 million in the third quarter of fiscal 2007. Our strong cash flow from operations in fiscal 2007 permitted us to pay approximately $280 million of debt in the fourth quarter of fiscal 2007, which triggered an additional gain on the extinguishment of debt of $0.7 million.

•

We had foreign currency transaction losses in both fiscal 2007 and 2006. In both years, this was mainly the result of the effect of a stronger Canadian dollar on large U.S. denominated intercompany receivables held by our Canadian subsidiaries. If the Canadian dollar strengthens, we generally incur foreign currency transaction losses. The average value of the Canadian dollar increased by 2.8% in fiscal 2007 and 12.4% in fiscal 2006.

•	Income tax expense was $123.4 million, an effective tax rate of 24.4%, in fiscal 2007 compared to $5.3 million, an effective tax rate of 3.3%, on the pre-tax loss of $160.1 million in fiscal 2006.

The Mosaic Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 30, 2007	By:	/s/ Lawrence W. Stranghoener
	Name:	Lawrence W. Stranghoener
	Title:	Executive Vice President and Chief Financial Officer

Instruction: This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.